FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2014 (No. 7)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 25, 2014, Jazz Technologies, Inc. ("Jazz"), a fully owned company of the Registrant, completed the closing of the previously announced agreements for issuance of its new unsecured bonds due December 2018. The new bonds were issued in exchange for approximately $45 million in aggregate principal amount of the outstanding bonds due June 2015, reducing the principal amount of the bonds due June 2015 from approximately $94 million to approximately $49 million. In addition, certain of the participating bondholders purchased for cash approximately $10 million principal amount of the new bonds maturing 2018.

The terms of the new Jazz bonds are more fully described in the Registrant's Form 6-K filed by us on March 20, 2014.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh —————————————— Nati Somekh Corporate Secretary